Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-184193
Dated: May 16, 2013

               The Risk Premia Alternative to Equity Market Beta

May 2013

A Risk Premia Approach

Motivation

[]   Investors are increasingly aware of the need to diversify away from traditional assets

[]   Traditional portfolios of equities and bonds can be dominated by equity risk in times of market stress

[]   Alternative investments have become a step toward the solution

     []   Allocation to alternatives can be diversifying, but may require a significant cost to access

[]   Is true cost-effective diversification fundamentally unachievable?

[]   A new paradigm may be gradually emerging -- diversification through investment in risk factors

     []   Old ideas, applied in new ways

     []   Capturing liquid, uncorrelated sources of return

     []   Simple, logical and well documented strategies

     []   Portfolios constructed to maximise diversification benefits

A Risk Premia Approach to Portfolio Construction
Investment theme

[]   The Risk Premia approach is becoming a high profile and important theme, with significant coverage in the press and academic literature.

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A Risk Premia Approach to Portfolio Construction
Market Risk, Alternative Beta, and Alpha

[]   The investment universe can be divided into three categories:

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[]   The primary focus of DB's Risk Premia Approach is efficient alternative beta captured in the most cost-effective way

[]   Pure alpha is what is left after market and alternative risk premia are accounted for

     []   A valuable manager is a manager that can provide alpha over and above the various beta premiums

     []   A valuable manager should be able to offer timing expertise

[]   A high management fee is justifiable for a valuable manager providing pure alpha, while efficient capture of market risk and alternative beta can be achieved without involving managers

A Risk Premia Approach to Portfolio Construction
What do we mean by Risk Premia?

[]   A premium generated for taking a certain type of risk

[]   Persistent source of potential return that can be accessed systematically, also referred to as risk factors or alternative beta

[]   Some risk premia represent simple exposure to the excess return of an asset class, such as the Equity risk premium or the Credit risk premium

[]   Others represent systematic investment in assets with certain characteristics or trading of related instruments to capture relative value:

     []   Equity investment strategies such as Value, Size and Momentum[]
          Convertible arbitrage and merger arbitrage strategies

     []   Implied/reali zed volatility strategies

     []   Also present beyond the equity space in strategies such as FX carry and Rates term structure carry

[]   Most well-known risk factors have been analysed extensively in academic and practitioner literature

A Risk Factor Approach to Portfolio Construction
First Movers

     []   Several large European institutions have launched high profile initiatives to re-shape their portfolio allocations to benefit from risk premia returns.

[GRAPHIC OMITTED]                     [GRAPHIC OMITTED]                     [GRAPHIC OMITTED]
[] Norges Bank Investment             [] AP2, one the Swedish state         [] PKA pension, a large Danish
    Management, manager of the            pension funds                         occupational pension fund
    Norwegian state oil fund                                                    manager
                                      [] Identified systematic risk
[] Began a study of portfolio             premia as underlying the          [] Implementing a strategic
    returns in 2008, following equity     returns of many hedge funds --        overhaul of its entire equity
    market losses -- identified           managers were generating              investment strategy
    systematic risk premia as a           alternative beta, rather than     [] Unwinding all traditional
    meaningful diversifier to its         true alpha                            external equity mandates, in
    large equity beta portfolio       [] AP2 is now implementing risk           favour of a highly diversified
[] In the process of implementing         factor investments across asset       portfolio of risk factor
    risk factor approach across           classes as a transparent, liquid,     investments, capturing both
    multiple factors                      low-cost alternative to hedge         traditional and alternative betas
                                          funds and a diversifier to            within the equity space
                                          equities
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A Risk Premia Approach to Portfolio Construction
Traditional access to alternatives
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[]   Hedge funds have historically been a popular source of alternative risk premia, however there are several well-known drawbacks:

     []   Market beta: some hedge fund strategies are inherently correlated to the market, while others have shown reduced diversification benefits in times of market stress

     []   Cost: the traditional 2/20 fee model for hedge funds creates a drag on performance and is a significant premium for access

     []   Illiquidity : most hedge funds have limited liquidity or gating arrangements that make it difficult to cut losses and/or monetise gains

     []   Transparency : there is frequently a lack of transparency in a fund's investment strategy which exposes investors to style drift, potentially leading to hidden concentration risks

[]   These constraints mean that allocation to hedge funds can be realistically only a relatively small part of an overall portfolio.

[]   By taking a systematic approach instead, it is possible to access components of hedge fund returns that can be replicated by a rules-based strategy in a liquid, cost-effective manner

The DB Approach
Identifying and categorizing risk premia

[]   When identifying risk premia for investment, it is important that they meet several criteria:

     []   Explainable : risk premia should have a strong basis for existence

     []   Persistent : there must be a rationale for the persistence of the risk premia

     []   Attractive risk/return : it is important for risk premia to have attractive return characteristics in isolation

     []   Unique : in the portfolio framework it is important to find uncorrelated sources of return -- risk premia should exhibit low correlations to traditional market betas and to other risk premia being considered for investment

     []   Accessible : the risk premium must be accessible at a level of cost that is sufficiently low to avoid dilution of the return

[]   The explanations for why a premium exists can generally be placed into one of the following:

     []   Risk-Based: The premium is a compensation for taking on a systematic risk

     []   Behavioral : The phenomenon occurs due to persistent behavior of investors in the market place

     []   Structural : The premium results from industry structure, constraints, and targets

     []   Often more than one of the categories apply to any one risk premia, and sometimes all three categories are applicable

The DB Approach
Implementing risk premia

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[]   The key to efficient risk factor implementation is taking a disciplined and systematic approach -- skill lies in designing strategies that are simple and robust.

[]   Our approach is to isolate factors that meet the following criteria:

     []   Fully transparent : strategies are fully systematic and work within well-defined rules

     []   Liquid: strategies are designed to allow cost-efficient entry and exit to investors with no lockups

     []   Low cost: a well-defined systematic approach allows efficient transactions costs

     []   Flexible access : strategies can be accessed in a variety of formats
          -- either funded or unfunded as a portfolio overlay and in a variety of wrappers

[]   Portfolio construction then involves combining a range of these return generators that are designed to capture different sources of risk premium

[]   By creating a portfolio of liquid risk premia it may be possible to build a more diversified portfolio, thereby reducing drawdown risk and improving risk-adjusted returns

Equity Risk Premia
Overview of cash premia factors

Value

[]   The concept of value investing is founded on the belief that cheap stocks outperform expensive stocks in the long-run. The landmark Fama-French paper from 1992 took a systematic approach to value investing

[]   An example of a traditional measure of Value is a ratio such as
     Price-to-Earnings and Enterprise Value-to-EBITDA where investments are made into companies that are viewed as cheap

Quality/Profitability

[]   In reporting seasons, earnings quantity tends to get most attention -- in reality though the quality of earnings may be a better gauge of future earnings performance.

[]   Accruals -- the difference between cash and accounting earnings -- can be viewed as an inverse indicator of earnings quality. Accrual earnings have been less reliable than cash earnings because they involve subjective judgements regarding the period in which revenues and expenses are recognised

[]   Academic research (Sloan) has highlighted that earnings performance related to accruals exhibits lower persistence than earnings attributed to cash flow

Low Beta

[]   Historical long term studies (Baker) show that low volatility and low beta portfolios can offer a combination of high average returns coupled with low drawdowns

[]   Explanations for structural alpha in low-risk stocks appear to be rooted in irrational investor behaviour leading to market inefficiency

[]   Metrics used to monetise the low risk factor include realised volatility and market beta

Momentum

[]   Prior stock returns have been shown to have explanatory power -- this temporal pattern in prices is referred to as momentum

[]   Jegadeesh and Titman (1993) show that a strategy that simultaneously buys past winners and sells past losers generates significant abnormal returns over holding periods of 3 to 12-months

Appendix I

Case Study: Risk Premia Implementation

Case Study: Adding a Risk Premia Portfolio as an Alternative
Investment Proposal

[]   For a large European institution, DB constructed a diversified portfolio of six equity risk premia:

     []   Low risk

     []   Quality

     []   Value

     []   Momentum

     []   Volatility

     []   Dividends

[]   The portfolio allocations for this case study were determined using Risk
     Parity and were rebalanced monthly

     []   Premia were weighted proportional to inverse of realized volatilities on each rebalancing date, and volatility was calculated with 1 year rolling window with monthly log return data

[]   To analyze the positive impact of allocating to risk premia, we quantified the incremental benefit of replacing 100MM EUR of equity with an equal risk contribution to the risk premia portfolio, explicitly taking into account the diversification benefit that the risk premia investment provided

[]   In addition we analyzed the potential impact of a more significant reallocation. Specifically, we looked at the effect of replacing 10% of the overall position with exposure to the diversified risk premia portfolio

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Case Study: Adding a Risk Premia Portfolio as an Alternative
Existing Portfolio Proxy

[]   In order to analyze the benefit of implementing an allocation to our diversified risk premia portfolio, we first established a proxy for the existing portfolio

[]   For the purposes of analysis we assumed the following portfolio, which is rebalanced annually

 Investment                         Proxy      Allocation
Listed Equity              MSCI World Index       39.0%
Fixed-Income   JPM Global Aggregate Bond Index    45.5%
 Real Estate                   FTSE REITS          7.9%
Private Equity                 LPX50 Index         4.6%
Hedge Funds          DJ CS Hedge Fund Index        2.1%
Commodities                      SandP GSCI        0.7%

[]   We assumed an overall portfolio size of EUR 31.5B, and initially assessed the impact of replacing EUR 100MM of equity exposure with an allocation to a diversified risk premia portfolio

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Case Study: Adding a Risk Premia Portfolio as an Alternative
Replacing 100MM Equity with Risk Premia Exposure

[]   The first step was to scale the risk premia portfolio exposure to a volatility level comparable to that of an equity investment (16%). The portfolio was also constructed to be a total return investment

[]   We then replaced EUR 100MM of equity exposure (representing 0.3% of the total portfolio) with an allocation to the risk premia portfolio, in order to account for the diversification benefit that the risk premia portfolio provides -- we calculated the risk premia notional to maintain the same level of volatility in the reallocated portfolio over the time period

[]   As a result of the low correlation between the existing portfolio and the risk premia portfolio (16.1%), it was possible to replace EUR 100MM of equity exposure with EUR 600MM of risk premia exposure while historically maintaining the same portfolio volatility and materially improving the risk-return profile

Impact of reallocating 100MM from equity into a 600MM risk premia portfolio

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     Statistics   Client proxy Reallocated portfolio
        IRR          7.3%              7.9%
     Volatility      9.1%              9.1%
  Max Drawdown       32.2%             32.0%
   IRR/Volatility    0.81              0.87
  IRR/Max Drawdown   0.23              0.25

Risk Parity Portfolio is monthly rebalanced. Premia are weighted proportional to inverse of realised volatilities on each rebalancing date. Volatility is calculated with 1 year rolling window with monthly log return data. Risk Premia
Portfolio contains Low Risk, CROCI Market Neutral, Quality/Profitability,
Momentum, Volatility and Dividends. Portfolio performance does not include the deduction of advisory fees or brokerage or other commissions.

Source: Deutsche Bank AG, Bloomberg

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Case Study: Adding a Risk Premia Portfolio as an Alternative
Replacing 100MM Equity with Risk Premia Exposure (cont. )

[]   The analysis shown suggested a large allocation to risk premia was possible for a relatively small portfolio adjustment

[]   The result arose because the size of the reallocation was small, and the risk factor portfolio had a very low correlation with the existing exposure

[]   One could also take a more conservative view of the diversification benefit of the risk premia portfolio

[]   By taking a view on the correlation of the risk premia portfolio with the existing portfolio, it is possible to calculate an appropriate allocation using a mathematical approach, assuming historical volatilities and correlations are fair expectations of future performance

[]   For example, more conservatively assuming a correlation of 30% (compared to
     16.1% observed) between the existing position and the risk factor portfolio, the allocation to the risk premia portfolio would have been EUR
     295MM to replace EUR 100MM in equity exposure

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Case Study: Adding a Risk Premia Portfolio as an Alternative
Broader Reallocation -- Replacing 10% Equity

[]   To look at the impact of a more significant portfolio reallocation, we analyzed the impact of reducing the existing equity exposure by 10%, and replacing it with an investment in a diversified risk premia portfolio

[]   In this situation, replacing 10% of the portfolio with 23% of portfolio notional in the risk premia portfolio resulted in the same volatility

[]   Overall, portfolio performance was significantly improved

Impact of reallocating 10% of existing portfolio into a risk premia portfolio

[GRAPHIC OMITTED]

     Statistics   Client proxy Reallocated portfolio
        IRR          7.3%              13.7%
     Volatility      9.1%              9.1%
  Max Drawdown       32.2%             26.8%
   IRR/Volatility    0.81              1.51
 IRR/Max Drawdown    0.23              0.51

Risk Parity Portfolio is monthly rebalanced. Premia are weighted proportional to inverse of realised volatilities on each rebalancing date. Volatility is calculated with 1 year rolling window with monthly log return data. Risk Premia
Portfolio contains Low Risk, CROCI Market Neutral, Quality/Profitability,
Momentum, Volatility and Dividends. Portfolio performance does not include the deduction of advisory fees or brokerage or other commissions.

Source: Deutsche Bank AG, Bloomberg
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Risk Factor

STRATEGY RISK -- Deutsche Bank's Risk Premia Approach aims to generate returns by identifying persistent risk premia in the equity markets and implementing systematic strategies to access them. However, the risk premia may not persist and may not generate positive returns and such strategies as Deutsche Bank develops to access them may fail to track the returns associated with such risk premia.

Important Notes

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Prospective investors should understand and discuss with their professional tax,
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Important Notes

Backtested, hypothetical or simulated performance results presented herein have inherent limitations. Unlike an actual performance record based on trading actual client portfolios, simulated results are achieved by means of the
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of hindsight. Taking into account historical events the backtesting of
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